Exhibit 21.1

Subsidiaries of Sierra Wireless, Inc.:

The following table lists the principal subsidiaries of Sierra Wireless and their jurisdictions of incorporation or organization. All such entities are 100% owned, directly or indirectly, by Sierra Wireless.

Name	Jurisdiction of Incorporation or Organization
Sierra Wireless America, Inc.	Delaware, U.S.A.
Sierra Wireless S.A.	France
Sierra Wireless Hong Kong Limited	Hong Kong
Sierra Wireless Sweden AB	Sweden

Subsidiaries with total assets and revenues less than 10 per cent, and in the aggregate less than 20 per cent, of total consolidated assets or total consolidated revenue are excluded from the list.